UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

PureBase Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

74624L203
(CUSIP Number)

A. Scott Dockter, 8625 State Highway 124, Ione, CA 95640 (209) 297-4331
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
A. Scott Dockter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,763,297

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
44,763,297

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,763,297

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.   Security and Issuer.
Common Stock, $0.001 par value
PureBase Corporation
8625 State Highway 124
Ione, CA  95640

Item 2.   Identity and Background.

a.	A. Scott Dockter beneficially owns all of the shares listed.

b.	The business address of Mr. Dockter is 8625 State Highway 124, Ione, CA 95640.

c.	Mr. Dockter is the Chief Executive Officer of the Issuer.

d.	N/A

e.
Reporting person has not been a party to a proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Reporting person is a citizen of the United States.

Item 3.   Source or Amount of Funds or Other Consideration.

N/A

Item 4.  Purpose of Transaction.

a.	During the period from October 31, 2015 to November l , 2016, Mr. Dockter gifted a total of 3,148,927 shares of the Issuer's common stock he owned to other individuals.

b.	N/A

c.	N/A

d.	N/A

e.	N/A

f.	N/A

g.	None.

h.	N/A

i.	N/A

j.	None.

Item 5.   Interest in Securities of the Issuer.

a.	44,763,297 shares, 31.7% of the total shares outstanding as of February 28, 2017.

b.	Mr. Dockter has sole voting power over the 44,763,297 shares of the Issuer's common stock he owns.

c.	None.

d.	None.

e.	Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.   Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2017

By:	/s/ A. Scott Dockter
A. Scott Dockter CEO of the Issuer

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